SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Name of Registrant: Republic Services, Inc.

Name of Person Relying on Exemption: Parnassus Funds

Address of Person Relying on Exemption: 1 Market Street #1600, San Francisco, CA 94105

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

Republic Services, Inc. (NYSE: RSG)

Proposal Number 5:

Commission a Third-Party Environmental Justice Audit

The Parnassus Mid Cap Fund, along with co-filer Trinity Health, (“Proponents”) seek your support for Proposal 5 on the 2022 proxy statement of Republic Services, Inc. (“Republic” or “the company”). The proposal requests that the company conduct a third-party environmental justice audit which assesses the heightened racial impacts of the company’s operations and produces recommendations for improving them.

The purpose of such an audit is to identify any racially disparate impacts that the company’s operations may have on surrounding communities. Proponents suggest that as part of the audit, Republic assess its ongoing, historic, and cumulative pollution impact as well as the extent to which this pollution may disproportionately affect communities of color.

Support for this proposal is warranted because Republic’s existing disclosure is insufficient to determine whether and to what extent its operations cause disparate pollution impacts on surrounding communities. Republic’s conclusion that an audit is unnecessary is therefore not justified by the evidence presented. Without a comprehensive review and analysis of the impact of its operations, which a third-party environmental justice audit would provide, Republic cannot ensure that its operations do not perpetuate environmental injustice.

Available resources point to the existence of environmental injustice both in the waste industry at large and potentially within Republic’s own operations. As customers, peers, lawmakers, and other stakeholders place a greater emphasis on environmental justice, Proponents are concerned that Republic’s insufficient action could not only unknowingly perpetuate racial and social injustice, but could lead to brand degradation, community dissent, and financial loss.

As such, we urge you to vote FOR Proposal 5 requesting that the board oversee a third-party environmental justice audit.

###

Rationale for voting FOR Proposal 5

1.	The waste industry has an environmental justice problem. An audit is the first step in tackling it.

Studies have found over decades that communities of color disproportionately carry the burden of pollution from industry and economic production in the United States.i The environmental justice movement, which calls for the equitable distribution of environmental burdens and benefits across all communities regardless of demographic characteristics, originated within the waste industry. Though intrinsically tied to the civil rights movement, the start of the environmental justice movement is often credited to a 1982 protest in North Carolina over the state’s decision to site a hazardous waste landfill in a poor Black community. In fact, two of the earliest studies documenting the correlation between race and exposure to pollution in the United States were based on findings from the waste industry. The first, published in 1983, found that landfills in Houston, Texas were disproportionately placed in Black neighborhoods and near predominantly Black schools.ii The company that then operated a portion of the landfills included in this study, Browning-Ferris Industries, was ultimately acquired by Republic through its acquisition of Allied Waste Industries. The second, a landmark report published in 1987 credited for raising national consciousness around environmental justice, found that race was the largest determining factor in the siting of hazardous waste facilities across the United States.iii

The disparity in environmental exposures contributes to higher mortality rates, higher rates of chronic health problems and disease, and more recently, higher risk of COVID-19 mortality among racial and ethnic minorities.iv As such, the perpetuation of existing sources of environmental injustice directly leads to the perpetuation of racial injustice and health inequity in this country.

There is no simple fix for environmental justice. Many major, long-lasting decisions with environmental justice implications, such as the siting of high-polluting facilities, have already been made. Further, in a capital intensive, consolidating industry, environmental justice issues may be inherited or perpetuated unknowingly. However, there are ways to integrate an environmental justice lens into existing and future business strategies around climate risk mitigation, clean technology, M&A, site remediation, route optimization, community feedback solicitation, and lobbying and political contributions that can materially and intentionally improve community health impacts.

As such, it is critical for waste companies to proactively manage their environmental justice impacts. An environmental justice audit would help Republic work towards this by examining the company’s comprehensive operational impact to determine whether certain marginalized communities are disproportionately burdened by pollution. Further, an audit would provide the company with the data and information necessary to conclude whether and to what extent its business has environmental justice implications, as well as what steps can be taken to rectify any existing disparities.

2.	Republic’s operations can be linked to historic and ongoing environmental injustice, a risk that is heightened by the company’s new hazardous waste growth strategy.

Without the transparency provided by a third-party audit, investors are left to rely on publicly available reports and controversies to understand the scope of unmitigated environmental justice risk that Republic faces. Below is a summary of two controversies with notable environmental justice implications that the company faces.

In February 2022, Republic announced its intention to acquire US Ecology, a leading provider of hazardous waste services with about a third of the industry’s market share. US Ecology’s operations in Detroit, Michigan are a clear example of environmental injustice. Despite years of community pushback, in 2020, the state approved US Ecology’s plans to significantly expand its hazardous waste storage capacity in Detroit. In response, a local environmental nonprofit filed a complaint with the state arguing that US Ecology violated the civil rights of residents living near the facility, 80% of whom are people of color and 70% of whom are low-income. According to the complaint, “in all, four playgrounds, five parks, seven nursing homes, three mosques, 11 churches, four pre-school head start programs, three elementary and middle schools, and a high school are located within a 1.5-mile radius of this hazardous waste facility.”v

Another ongoing controversy is around Republic’s closed West Lake Landfill in Missouri. The landfill lies contiguous with a radioactive Superfund site where nuclear waste related to the Manhattan Project was dumped. Concern over the landfill’s proximity to radioactive waste and its resulting impact on the health and safety of nearby residents was elevated when an underground fire began at the landfill in 2010. Residents have reported elevated rates of cancer, and the situation has led to numerous lawsuits and local evacuations. In 2016, Teamsters and others filed a formal human rights complaint with the UN Rapporteur for Human Rights and the Environment. Nonetheless, cleanup has been slow, and the community has suffered as a result.

Republic inherited both controversies outlined above through acquisitions. Although these situations did not originate with Republic, the company still inherits certain legal responsibilities and reputational consequences of acquired businesses’ controversies. An audit could provide a platform through which environmental justice is integrated into all aspects of Republic’s business, including its M&A process, which may help the company avoid inheriting controversial operations that it might otherwise overlook.

Acquisitions continue to be a core part of Republic’s growth strategy, with the company spending approximately $2.37 billion on acquisitions between 2019 and 2021 alone. Republic’s acquisition of US Ecology represents a broader shift in its revenue mix and business growth strategy.vi Going forward, the company plans to substantially expand its hazardous waste and environmental services business, which will increase its handling and disposal of toxic materials such as PFAS, arsenic, mercury, cyanide, PCBs, and radioactive materials, exacerbating environmental justice concerns.

3.	Republic’s inadequate action on environmental justice could pose financial, reputational, competitive, and regulatory risk. Proactive action could present opportunities.

Reputational & Financial Risk

It is crucial to the long-term sustainability of Republic’s business that it creates and maintains strong relationships with the communities in which it operates. Poor community relations and negative public sentiment can directly affect Republic’s ability to win and retain contracts, obtain permits for expanding existing operations and establishing new facilities, and attract and retain workers. The company itself states in its 10-K that public resistance could materially decrease revenues, increase costs, and/or limit the company’s ability to do business. An audit would help Republic identify existing and emerging community concerns for which it can determine constructive solutions before they pose financial and reputational implications.

Broader recognition of environmental justice concerns may translate into increased resistance around projects. For example, in July 2021, a regional board in Tennessee rejected Republic’s plans to expand a landfill following months of contentious public hearings and community pushback. Areas of concern included foul odors, a recurring history of environmental violations, the health of local streams, and a regional history of environmental injustice.

On the other hand, prioritizing environmental justice could present opportunities. For instance, some municipalities have begun integrating environmental justice goals and initiatives into their long-term plans.vii As a result, waste companies that demonstrate competency in tracking and addressing environmental justice factors may have an advantage when competing for contracts and applying for permits.

Competitive Risk

Although environmental justice efforts among corporations generally are still nascent, a company that leads in disclosure and action is Republic’s closest peer, Waste Management.

Waste Management significantly improved its environmental justice efforts over the past year in response to investor engagement. In 2021, Waste Management published race and ethnicity-level demographic data for the communities surrounding its facilities using a 1km site radius, thereby ensuring an accurate reflection of the affected population. In early 2022, it launched an interactive mapping tool that allows users to directly access EPA EJSCREEN reports for its United States facilities, which provides detailed pollution and demographic data that can then be analyzed for trends and disparities. Lastly, the company formed an Advisory Council to oversee the management of environmental justice, signaling a long-term commitment to the topic.

Waste Management’s leadership on environmental justice has attracted industry attention, which may put pressure on Republic to catch up. Republic being viewed as a laggard compared to Waste Management could create additional reputational and business risk and cause customers to look upon Republic less favorably when granting contracts.

Regulatory Risk

Since its emergence, the environmental justice movement has compelled federal and state governments to examine how laws and regulations perpetuate disparate environmental harm. Several states have enacted legislation that explicitly addresses environmental justice.viii The strongest, passed in New Jersey in 2020, makes environmental justice assessments a mandatory part of the industrial permitting process. The law singles out all major sources of air pollution, including waste processing facilities and landfills, and calls for facilities to address their cumulative human impact, even if outside the parameters of an individual permit. Republic has material operations in New Jersey.

Further, the Biden Administration’s Justice40 Initiative, an outcome of the Executive Order on Tackling the Climate Crisis at Home and Abroad, provides the most ambitious environmental justice agenda undertaken at the federal level to date. It ensures the integration of environmental justice factors into a wide range of forthcoming federal plans, projects, and budgets with the goal of reducing industry’s disparate impacts on marginalized communities nationwide.

This governmental focus has led to a proliferation of tools and resources that provide easy access to detailed environmental justice data. These include the EPA’s EJSCREEN tool, a national environmental justice mapping and screening tool released in 2015, the Climate and Economic Justice Screening Tool, the beta version of which was released in February 2022 as part of Justice40, as well as several state-level tools.ix These tools can be utilized in the audit process to provide reliable, externally validated pollution and demographic data.

Integrating an environmental justice lens into measures taken now in anticipation of new regulation may help to futureproof solutions and allow for more holistic, intentional action that provides multifaceted benefits to the company and communities alike.

4.	The information provided by Republic in its Opposition Statement and published online is insufficient in determining whether disparate impacts from its operations exist.

Proponents began engaging Republic on environmental justice in May 2021. Over the course of several conversations, it became clear to Proponents that the company was unwilling to pursue the meaningful actions requested, leading us to file Proposal 5.

As the Board notes in its Opposition Statement to Proposal 5, Republic published a document addressing environmental justice in early 2022.x The document summarizes in two graphs the distribution of Republic’s facilities compared to state averages of minority and low-income populations and provides high-level commentary on the company’s climate, workplace, and philanthropy efforts. It then concludes that Republic’s operations do not disproportionally affect predominantly minority communities and that an environmental justice audit is therefore unnecessary.

Proponents believe that the information presented is insufficient in determining whether Republic’s operations create disparate pollution impacts on communities of color and therefore warrants further investigation as part of an audit. In the published document, the percentages of Republic facilities reported as having a surrounding population comprised of ethnic minorities above the state average are significant, ranging from 29% to 67%. Further analysis that also considers the varying pollution impacts of these facilities would be necessary to conclude whether disparate impacts exist. Further, within the document, the company states that “Analysis of data regarding our facility locations demonstrates equitable access to these benefits across both ethnicity and socioeconomic dimensions.” (“These benefits” refers to the company’s presence in these communities and related economic and business contributions.) Not only do the percentages reported fail to reflect equitable access, but facility distribution data alone do not demonstrate consequent benefits experienced by affected communities. Lastly, the impact of landfills and other waste facilities is spatially sensitive and localized. Therefore, an explanation regarding the choice of a three-mile radius, as opposed to a narrower radius, would help to contextualize the data provided.xi The additional commentary summarizes important ESG efforts but does not directly address environmental justice.

The insufficient nature of Republic’s disclosure and response further demonstrates the necessity of a comprehensive, third-party environmental justice audit. Hiring an outside organization with expertise on environmental justice to conduct a third-party audit is especially important as it would engage Republic in a process that internal actions may not replicate, uncovering blind spots that Republic may have in its policies, processes, and practices.

Conclusion

Republic’s existing environmental justice efforts lack the insight, transparency, and analysis necessary to determine whether and to what extent its operations cause disparate pollution impacts. A third-party environmental justice audit would provide this clarity and act as the first step in identifying, addressing, and remediating potential instances of environmental injustice that the company has caused, inherited, or perpetuated.

We therefore urge you to vote FOR Proposal 5 requesting that the board oversee a third-party environmental justice audit.

We recognize that Proposal 5 addresses similar themes as Proposal 6 in Republic’s proxy statement, which requests that the company oversee a third-party civil rights audit. We believe that a single, comprehensive audit could capture both requests and address the civil rights and environmental justice concerns of workers, communities, and other key stakeholders. We therefore urge shareholders to vote FOR both proposals to ensure that environmental justice is explicitly addressed in any actions the company takes.

For questions regarding Proposal 5, please contact: Marissa LaFave, Manager, ESG Stewardship at Parnassus Investments, via email at marissa.lafave@parnassus.com.

Parnassus Funds filed Proposal 5 on behalf of the Parnassus Mid Cap Fund.

Important Disclosure: This is not a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. The specific securities were selected on an objective basis and do not represent all of the securities purchased, sold or recommended for advisory clients.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.

Please execute and return your proxy card according to Republic’s instructions.

i https://www.science.org/doi/10.1126/sciadv.abf4491; https://iopscience.iop.org/article/10.1088/1748-9326/10/11/115008/meta

ii https://onlinelibrary.wiley.com/doi/abs/10.1111/j.1475-682X.1983.tb00037.x

iii https://www.nrc.gov/docs/ML1310/ML13109A339.pdf

iv https://iopscience.iop.org/article/10.1088/1748-9326/abaf86

v Complaint filed by the Great Lakes Environmental Law Center with the Michigan Department of Environment, Great Lakes, and Energy in July 2020: https://www.michigan.gov/documents/egle/egle-exec-USE-Complaint-20-001-D_699061_7.pdf.

vi With the acquisition of US Ecology, we estimate that Republic’s hazardous waste and environmental services business will grow from about 2% to about 11% of revenues, pro-forma.

vii The city of Houston, where Republic has a large presence, refers to environmental justice as a priority in its draft 20-year solid waste plan, published in 2020.

viii States with environmental justice-related laws in place include California, Connecticut, New Jersey, New York, Massachusetts, and Washington.

ix California, Colorado, Maryland, Michigan, North Carolina, Washington, and Virginia have released state-level environmental justice screening tools that provide transparency around the disparate impacts of pollution on certain communities. Michigan released its draft tool in March 2022, which may further implicate Republic given US Ecology’s history with environmental injustice in the state.

x https://www.republicservices.com/cms/documents/sustainability_reports/Environmental-Justice.pdf

xi According to environmental justice academics Paul Mohai and Robin Saha, a 3 km (1.86 mile) radius distance is an appropriate range in which health, economic, and other quality of life impacts from hazardous waste treatment, storage, and disposal facilities have been found to exist. In its analysis, Waste Management uses a 1km (0.62 mile) radius for all facilities.